Designated Filer:	STONEHILL CAPITAL MANAGEMENT LLC
Issuer & Ticker Symbol:	WCI Communities, Inc. [WCIC]
Date of Event Requiring Statement:	May 10, 2016

Explanation of Responses

(1)
On February 19, 2015, Management (as defined below), as an affiliate of a non-employee director, was granted restricted stock units by WCI Communities, Inc. (the “Company”).  These restricted stock units vested in their entirety on May 10, 2016, which was the first business day prior to the Company’s annual shareholders’ meeting in 2016.  In accordance with the terms of the grant, the Company paid to the holder a cash amount equal to the fair market value of a number of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) equal to the number of restricted stock units.  The closing price of the Common Stock on May 10, 2016 was $16.07.

(2)
This Form 4 is being filed on behalf of Stonehill Capital Management LLC, a Delaware limited liability company (“Management”), Stonehill General Partner, LLC, a Delaware limited liability company (“GP”) and Messrs. John Motulsky, Christopher Wilson, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern (collectively, the “Reporting Persons”). Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer and Stern are managing members of GP and Management and may be deemed to control the Reporting Persons. Each of Management, GP and Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer and Stern disclaim beneficial ownership of all shares held directly by Management except to the extent of any indirect pecuniary interest therein.

(3)	Restricted Stock Units held directly by Management.